
03018207

DONEGAL GROUP

2002 ANNUAL REPORT



Donegal Group Inc. is an insurance holding company offering property and casualty insurance in various regions throughout the eastern United States through its wholly owned subsidiaries, Atlantic States Insurance Company and Southern Insurance Company of Virginia, and through a pooling agreement with its affiliate, Donegal Mutual Insurance Company.

We offer full lines of personal, farm and commercial products – including businessowners, commercial multiperil, automobile, homeowners, boatowners, farmowners, workers' compensation and other coverages. The Donegal Group conducts business through a network of approximately 1,500 independent insurance agencies.

FINANCIAL HIGHLIGHTS

Year Ended December 31,	*2002*	*2001*	*2000*	*1999*	*1998*
INCOME STATEMENT DATA					
Net premiums earned	$185,841,193	$167,769,854	$151,646,199	$145,517,457	$117,454,194
Investment income	14,581,252	15,885,544	16,394,747	13,590,695	12,343,793
Total revenues	203,803,561	185,163,623	170,581,587	161,739,336	132,232,316
Net income	12,002,722	5,818,131	8,836,780	6,795,197	9,022,737
Net income per common share					
Basic	1.32	0.65	1.01	0.82	1.11
Diluted	1.31	0.64	1.01	0.82	1.09
BALANCE SHEET DATA					
Total assets	$501,218,164	$456,632,372	$426,008,780	$389,688,804	$376,742,094
Stockholders' equity	133,182,850	120,928,349	114,129,591	103,792,334	100,915,178
Book value per share	14.52	13.44	12.88	12.28	12.30


TOTAL REVENUES
(in millions)
$250
$200
$150
$100
$50
1998
1999
2000
2001
2002


TOTAL ASSETS
(in millions)
$600
$500
$400
$300
$200
$100
1998
1999
2000
2001
2002


STOCKHOLDER'S EQUITY
(in millions)
$150
$125
$100
$75
$50
1998
1999
2000
2001
2002

We are pleased to report that 2002 represented a year of record earnings performance for the Donegal Group. Although our industry continued to deal with considerable challenges during the past year, we are pleased that the rate adequacy and cost containment measures we implemented over the past two years were successful in restoring Donegal Group's profitability to a more acceptable level. Recognizing the hard work and dedicated effort these measures entailed, we are maintaining our focus in these areas as we pursue the attainment of our 2003 profitability goals.

Our total revenues for 2002 were $203,803,561, a 10.1 percent increase over the $185,163,623 in revenues for 2001. This increase resulted primarily from a 10.8 percent increase in net premiums earned. Net premiums written were $194,503,847, increasing 9.9 percent over 2001. The increases in net premiums written and earned are directly related to organic growth and premium rate increases implemented in the past two years. We are continuing to identify specific lines of business and territories where profitability levels are below our expectations, giving consideration to additional rate increases where warranted.

Net income increased significantly to $12,002,722, or $1.31 per share on a diluted basis, in 2002, compared to $5,818,131, or $.64 per share on a diluted basis, in 2001. The increased earnings relate directly to increased premium rates and reductions in our expense structure. The combination of the cost reduction plan that included reductions in staffing early in the year and modest commission schedule reductions implemented in the second quarter of 2002 contributed to a substantial decrease in our GAAP expense ratio from 32.3% in 2001 to 29.5% in 2002.

Our 2002 GAAP combined ratio of 99.6% represents significant improvement from the 103.8% we posted in 2001, and compares very favorably to the projected statutory insurance industry average combined ratio of 105.7 percent for the year. The combined ratio is the key measure of profitability from insurance underwriting and is a principal indicator of the health and soundness of individual insurance companies. It remains our ongoing goal to attain underwriting profitability – reflected in a combined ratio less than 100 percent – and we are pleased to have achieved this milestone in 2002.

Our stockholders' equity increased during the year to $133,182,850 at year-end, an increase of 10.1 percent over year-end 2001. Book value per share increased to $14.52 per share at year-end, an increase of 8.0 percent over the book value at December 31, 2001.



Donald H. Nikolaus
President

Philip H. Glatfelter, II
Chairman of the Board

As we continue to observe convergence within the financial services industry, we are pleased with the forward progress achieved in 2002 by Province Bank, an entity in which Donegal Group shares ownership with our affiliate, Donegal Mutual Insurance Company. Province enjoyed continued growth in its customer base during the year, added an additional branch office, and made great strides in expanding its marketing presence in our local community. We continue to see long-term profit potential in this aspect of the financial services arena, and we are pleased with the additional opportunities Province Bank affords to our organization.

We recognize that the success of any insurance enterprise is closely tied to the dedicated efforts of its directors, officers, employees and agents. Such dedication and loyalty was consistently exemplified by C. Edwin Ireland, who recently resigned after more than thirty years of distinguished service as Director within our affiliated group, serving many of those years as Chairman of the Board of Donegal Group. We will greatly miss the leadership and insights Mr. Ireland provided over these many years, and we wish to express our profound appreciation to him for his contribution to the ongoing success of our Company.

As we attend to the challenges before us in 2003, we remain committed to the traditional values that have served us well in the past, even as we embrace current technology as a means of improving our operating efficiency. We have sharpened our focus to maintain our pursuit of profitable growth, to market technology as a competitive advantage and to maximize shareholder value. The following pages will describe in greater detail the 2003 action plans we are employing to achieve these objectives. We are grateful to our shareholders for the confidence you have placed in us, and continue to value your trust as we strive to expand our leadership role among the nation's medium-sized insurance organizations.

Donald H. Nikolaus
President

DONEGAL GROUP

remains committed to the conservative operating philosophy upon which it was founded in 1986. Over the years, we have built upon a solid foundation of financial strength by focusing on several core objectives: underwriting profitability; prudent growth; and operating efficiency.

As we look to the future, we continue to hold fast to sound business practices that have endured the test of time. Many insurers have historically relied on investment returns to compensate for unprofitable underwriting results, only to suffer financial deterioration in recent years as investment returns diminished. We continue to strive for **underwriting profitability** as a critical component of our business plan, considering it to be central to the financial health of an insurance enterprise.

Whether by organic growth or strategic acquisition, we have pursued quality premium growth by providing a diversified mix of products through our network of independent agents. We remain committed to pursuing **prudent growth** through increased market penetration within our traditional marketing territories and through expansion to new geographical areas. We continue to be a strong proponent of the independent agency system, believing that an agent/customer relationship is a valuable component in our quest for favorable risks. We continue to view our agents as long-term strategic partners and strive to reward those agents that demonstrate a commitment to our mutual success.

We continue to embrace technology as a means of improving **operating efficiency** and setting ourselves apart from our competition. We are strategically focused on the innovative utilization of technology to enhance the ease of doing business with our Company for our agents and policyholders.

Donegal Group remains committed to successfully combining these core elements to produce favorable operating results, thereby providing a stable market to our independent agents, creating value for our shareholders, and propelling the historical success of our organization into 2003 and beyond.

As we enter 2003, Donegal Group is actively pursuing profitable growth in a number of ways. We, along with other insurance carriers, continue to evaluate our premium rates in lines of business and territories where profitability has been less than desired. As the property and casualty insurance industry continues to recover from the lingering impacts of the soft market cycle, we anticipate a continuation of the current environment of increasing premium rates. Where prudent and appropriate, we will continue to capitalize on opportunities to adjust our rates to levels that will provide continued improvement to our underwriting profitability.

During 2002, we were successful in obtaining many of the remaining regulatory approvals necessary to implement our commercial products in the Southeast region, with marketing efforts primarily targeted to Georgia, North Carolina and Tennessee. These products are aimed at small to medium-sized businesses and are very similar to products we have historically provided and are actively promoting in our traditional marketing areas. We are endeavoring to establish ourselves as a premier commercial writer in these states and are excited at the prospects for commercial premium growth in this region.

MAINTAINING OUR PURSUIT OF PROFITABLE GROWTH

We have identified the Midwest region of the country as the next area for the development of potential growth for our Company. Donegal Group enjoyed substantial premium growth in 2002 in the state of Ohio, which we have designated as the eastern edge of this marketing region. We are actively pursuing additional production increases in this state in 2003 in both personal and commercial lines of business. At the western edge of the Midwest region, our affiliate, Donegal Mutual Insurance Company, has begun to implement a similar strategy to what our organization has employed in several other past acquisitions. During 2002, Donegal Mutual affiliated with Le Mars Mutual Insurance Company of Le Mars, Iowa, by means of a surplus note investment. As our organization becomes more familiar with this geographic area, and as measures are implemented to improve the profitability of Le Mars Mutual, we look forward to the possibility of this company becoming a member of the Donegal Insurance Group.

Donegal Group has traditionally relied heavily on the utilization of technology as a means of increasing operating efficiency. Construction was completed on the Technology Center home office addition in the summer of 2002. This beautiful state-of-the-art facility has provided much-needed space for the information services equipment and personnel required to support our commitment to maximize the deployment of technology in our business initiatives.

We fully implemented document imaging technology during 2002 for all personal lines policies. Electronic images of policy forms and other documents are immediately accessible to our personnel on our company network, as well as immediately available to our agents via the secure agents-only area of our company web site. We have already realized significant efficiency gains from this technological advancement, and we plan to implement this same technology for commercial lines policies in 2003 to achieve similar benefits.

MARKETING TECHNOLOGY AS A COMPETITIVE ADVANTAGE



Our information systems personnel have been actively working on a new software system that we have named Real Time Agent Interface. As the name suggests, this system will be an online interface for our agents, available to them through their agency management system or our company web site, to allow real time processing of policy quotes and personal lines policy submissions. For most policy applications, the interface will automatically order any reports necessary to allow underwriting decisions to be made through an automated decision tree, automatically rate the policy, return the final premium amount to the agent, and issue the policy upon the agent's approval with little or no intervention by home office personnel. It is our ultimate goal to process and issue 75% of our personal automobile and homeowners policies through this interface. The system has been in the making over a period of several years, and we eagerly anticipate a pilot of this system being implemented early in 2003.

We believe the technological infrastructure and software systems our Company brings to the table are competitive with companies much larger than ours. However, we recognize that in order to be cost-effective, this technology must be widely incorporated into our agents' and employees' basic business routines. An initiative is underway for 2003 to educate and "sell" our agents and employees on the increased productivity and efficiencies that can be gained by utilizing our existing and planned technology. We have invested a great deal of time and resources to make it possible for our agents and employees to streamline their workloads. In order to leverage that investment in 2003 and beyond, we are taking steps to promote our technology among our independent agents and policyholders as a competitive advantage and to provide training and education to agency personnel and employees to allow our technological capabilities to be utilized to the fullest extent possible.

MAXIMIZING SHAREHOLDER VALUE

In 2001, we announced two separate initiatives designed specifically to increase shareholder value: streamlining our corporate structure by merging several of our subsidiaries and revising our capital structure into two separate classes of common stock.

We are pleased to report that the remaining mergers received regulatory approval and were completed during 2002. Southern Heritage Insurance Company was merged into Southern Insurance Company of Virginia, and Pioneer Insurance Company of Ohio was merged into Atlantic States Insurance Company. Donegal Group Inc. now holds Atlantic States Insurance Company and Southern Insurance Company of Virginia as wholly owned insurance subsidiaries. This simplified corporate structure has eliminated the administrative burden inherent in maintaining multiple insurance charters and will allow us to capitalize on acquisition opportunities without adding to our administrative infrastructure. We continue to pursue strategic acquisitions as opportunities arise to evaluate their potential fit into our geographic expansion and growth goals.

In conjunction with the revised capital structure in 2001, Donegal Group established an enhanced dividend payout for Class A shares. In 2002, dividends paid on Class A shares were $0.10 per share per quarter, representing a very attractive investment yield in the midst of a declining interest rate environment. Combining the dividend yield with consistent increases in book value per share, we believe we have created value for our shareholders even in the challenging market conditions we have experienced in recent years. As we move forward, we are committed to maximizing shareholder value by continuing to focus on the core objectives that have led to our past successes.

SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended December 31,	2002	2001	2000	1999	1998
Income Statement Data:					
Premiums earned	$185,841,193	$167,769,854	$151,646,199	$145,517,457	$117,454,194
Investment income, net	14,581,252	15,885,544	16,394,747	13,590,695	12,343,793
Realized investment gains (losses)	144,190	(880,254)	170,852	(38,702)	(13,562)
Total revenues	203,803,561	185,163,623	170,581,587	161,739,336	132,232,316
Income before income taxes	16,494,584	7,091,729	11,743,028	3,844,641	11,697,666
Income taxes (benefit)	4,491,862	1,273,598	2,906,248	(2,950,556)	2,674,929
Net income	12,002,722	5,818,131	8,836,780	6,795,197	9,022,737
Basic earnings per common share	1.32	0.65	1.01	0.82	1.11
Diluted earnings per common share	1.31	0.64	1.01	0.82	1.09
Cash dividends per share of common stock (a)	N/A	N/A	0.36	0.36	0.34
Cash dividends per share of Class A common stock (a)	0.40	0.40	N/A	N/A	N/A
Cash dividends per share of Class B common stock (a)	0.36	0.36	N/A	N/A	N/A
Balance Sheet Data at Year End:					
Total investments	$332,299,094	$300,633,355	$289,344,642	$268,010,854	$261,506,778
Total assets (b)	501,218,164	456,632,372	426,008,780	389,688,804	376,742,094
Debt obligations	19,800,000	27,600,000	40,000,000	37,000,000	37,500,000
Stockholders' equity	133,182,850	120,928,349	114,129,591	103,792,334	100,915,178
Stockholders' equity per share	14.52	13.44	12.88	12.28	12.30

In November 1998, the Company acquired all of the outstanding stock of Southern Heritage. This transaction was accounted for as a "purchase." The Company's financial statements include Southern Heritage as a consolidated subsidiary from November 1, 1998.

In January 2001, the Company acquired all of the outstanding stock of Pioneer-New York from the Mutual Company, which previously owned 100% of Pioneer-New York. The acquisition has been accounted for as a reorganization of entities under common control, similar to a pooling of interests, as both Pioneer-New York and the Company are under the common management and control of the Mutual Company. As such, all financial data prior to January 1, 2001 has been restated to include Pioneer-New York as a consolidated subsidiary.

(a) In April 2001, the Company reclassified its common stock as Class B common stock and created a new class of common stock with one-tenth of a vote per share designated as Class A common stock. Also in April 2001, the Company effected a one-for-three reverse split of the Company's Class B common stock and issued a dividend of two shares of Class A common stock for each share of Class B common stock. The effect of the reverse split and the stock dividend taken together is that the Company had the same total number of shares outstanding after the reverse split and the stock dividend as it did before the reverse split and the stock dividend. Therefore, there was no change in the historical earnings per share of the Class A common stock and the Class B common stock.

(b) Certain amounts in the financial statements have been reclassified from those previously presented. Total assets have been reduced in the consolidated balance sheet as discussed in Note 2a to the consolidated financial statements.

FINANCIAL INFORMATION

Management's Discussion and Analysis of Results of Operations and Financial Condition

Overview

Donegal Group Inc. ("DGI" or the "Company") is a regional insurance holding company doing business in the Mid-Atlantic and Southern states through its two wholly owned property-casualty insurance subsidiaries, Atlantic States Insurance Company ("Atlantic States") and Southern Insurance Company of Virginia ("Southern") (collectively "Insurance Subsidiaries"). The Company has three operating segments: the investment function, the personal lines of insurance and the commercial lines of insurance. Products offered in the personal lines of insurance consist primarily of homeowners and private passenger automobile policies. Products offered in the commercial lines of insurance consist primarily of commercial automobile, commercial multiple peril and workers' compensation policies. The Insurance Subsidiaries are subject to regulation by insurance departments in those states in which they operate and undergo periodic examination by those departments. The Insurance Subsidiaries are also subject to competition from other insurance carriers in their operating areas. DGI was formed in September 1986 by Donegal Mutual Insurance Company (the "Mutual Company"), which owns 64% of the outstanding common shares of the Company as of December 31, 2002.

Atlantic States participates in an intercompany pooling arrangement with the Mutual Company and assumes 70% of the pooled business. As of January 1, 2002, the Company's results of operations include 100% of the business written by Southern. Prior to January 1, 2002, Southern ceded 50% of its business to the Mutual Company. Because the Mutual Company placed substantially all of the business assumed from Southern into the pool, from which the Company has a 70% allocation, the Company's results of operations included approximately 85% of the business written by Southern prior to January 1, 2002.

During 2000, the Company acquired 45% of the outstanding stock of Donegal Financial Services Corporation ("DFSC"), a thrift holding company. The remaining 55% of the outstanding stock of DFSC is owned by the Mutual Company.

On January 1, 2001, the Company purchased all of the outstanding stock of Pioneer Insurance Company of New York ("Pioneer-New York") from the Mutual Company. The purchase price was $4,441,311, representing Pioneer-New York's adjusted statutory equity at December 31, 2000. The acquisition has been accounted for as a reorganization of entities under common control, similar to a pooling of interests, as both Pioneer-New York and the Company are under the common management and control of the Mutual Company. As such, the Company's financial statements have been restated to include Pioneer-New York as a consolidated subsidiary. In connection with the transaction, the Company issued the Mutual Company a $4,441,311 note, which bore a 6% rate and was due in January 2002. The 6% rate was based upon commercial market rates in effect as of January 1, 2001. The date was subsequently extended to January 2004, and the rate adjusted to 5.5%, based upon commercial market rates in effect as of January 1, 2003.

Southern Heritage Insurance Company ("Southern Heritage"), previously a wholly owned subsidiary, was merged into Southern on May 1, 2002. Pioneer Insurance Company of Ohio ("Pioneer-Ohio") and Delaware Atlantic Insurance Company ("Delaware"), previously wholly owned subsidiaries, and Pioneer-New York were merged into Atlantic States on May 1, 2002, August 1, 2001, and September 30, 2001, respectively. The mergers were accounted for as statutory mergers and had no financial impact on the consolidated entity.

Transactions with Affiliates

The Company's Insurance Subsidiaries have various reinsurance arrangements with the Mutual Company, which include a pooling agreement with Atlantic States, catastrophe reinsurance agreements with each of the Insurance Subsidiaries, an excess of loss reinsurance agreement with Southern, and, prior to January 1, 2002, a 50% quota share contract with Southern. The Mutual Company also has a 100% retrocessional agreement with Southern. A Coordinating Committee exists that is comprised of two board members of the Company and two board members of the Mutual Company who do not serve on the other board. All agreements and all changes to existing agreements between the Company's subsidiaries and the Mutual Company are subject to approval by the Coordinating Committee. In order to approve an agreement or a change in an agreement, the Company's members on the Coordinating Committee must conclude that the agreement or change is fair to the Company and its stockholders, and the Mutual Company's members on the Committee must conclude that the agreement or change is fair to the Mutual Company and its policyholders.

The pooling agreement between the Mutual Company and Atlantic States is intended to produce a more uniform and stable underwriting result from year to year for the participants in the pool than they would experience individually and to spread the risk of loss among the participants based on their relative amounts of surplus and relative access to capital. Each company participating in the pool has at its disposal the capacity of the entire pool, rather than being limited to policy exposure of a size commensurate with its own capital and surplus. In addition, the ability of the Company to raise capital, and infuse that capital into Atlantic States, provides the participants of the pool with an ability to grow their total direct premiums at a greater rate than would be possible without the existence of the pool. Premiums, losses, loss expenses and underwriting expenses are shared proportionately by each of the participants, with Atlantic States currently assuming 70% of the pooled business and the Mutual Company retaining 30% of the pooled business.

The excess of loss and catastrophe reinsurance agreements are intended to lessen the effects of a single large loss, or an accumulation of losses arising from one event, to a level that is more in line with each company's size, underwriting profile and surplus position. The retention levels of these contracts are less than the retention levels included within reinsurance contracts with outside reinsurers, where the retention levels are appropriate for the insurance companies taken as a whole but would be too great a level of risk for an individual company within the group.

Prior to January 1, 2002, the 50% quota share reinsurance contract between Southern and the Mutual Company provided additional capacity for direct premium growth to Southern during periods of growth that exceeded Southern's ability to support that growth through its own surplus. Premiums, losses and loss expenses were shared equally by the participants with the Mutual Company paying commissions to Southern to reimburse its costs related to the underwriting process.

The 100% retrocessional contract is intended to provide Southern with the same A.M. Best rating (currently "A") as the Mutual Company, which Southern could not achieve without this contract in place.

The Mutual Company provides facilities, management and other services to the Company, and the Company reimburses the Mutual Company for such services on a periodic basis under usage agreements and pooling arrangements. The charges are based upon the relative participation of the Company and the Mutual Company in the pooling arrangement, and management of both the Company and the Mutual Company consider this allocation to be reasonable. Charges for these services totalled $28,586,888, $29,298,569 and $26,985,080 for 2002, 2001 and 2000, respectively.

Critical Accounting Policies

The Company's financial statements are combined with those of the Insurance Subsidiaries and presented on a consolidated basis in accordance with U.S. generally accepted accounting principles.

The Company uses estimates and assumptions that can have a significant effect on the amounts that are reported in its financial statements. The Company believes the following accounting policies are the most significant as they may require a higher degree of judgment and estimation.

Liability for Losses and Loss Expenses

The most significant estimates relate to reserves for losses and loss expenses. The liability represents estimates of the ultimate unpaid cost of claims incurred, including claims incurred but not reported to the Company as of the close of the reporting period. The estimates of losses for reported claims are based on reviews of the individual claims considering known information and the policy provisions relating to the loss. Estimates of losses and loss expenses for claims incurred but not reported to the Company are established based on historical data by line of insurance as adjusted for current conditions. Significant components of estimates used to establish reserves for both reported claims and unreported claims include a variety of factors such as medical cost inflation trends, regulatory and judicial rulings, legal settlements, property replacement and repair cost trends, the propensity of policyholders to litigate and the willingness of courts to expand causes of loss and the size of awards. In recent years, certain of these component costs such as medical inflation trends and legal settlements have experienced significant volatility that contribute to incurred amounts higher than our original estimates. The Company continually reviews and analyzes these trends and factors them into its loss estimates. The Company believes its estimates are appropriate but the ultimate amounts may differ from the estimates provided.

Investments

The Company regularly monitors estimates related to the valuation of its investment portfolio and the recognition of other than temporary declines in the value of those investments. All investments are individually monitored for other than temporary declines. When a decline in value of an individual investment is considered to be other than temporary, the investment is written down to its estimated net realizable value and reflected as a realized loss in the statement of income. The Company makes judgments about when there are other than temporary declines in its investments. Generally, if an individual equity security has depreciated in value by more than 20% from its cost basis and has been in such unrealized loss position for more than six months, or if it is likely that contractual payments will not be received on debt securities, the Company assumes there has been an other than temporary decline in value. In addition, the Company may write-down other securities in an unrealized loss position depending on the existence of certain other factors such as the significance of the decline in fair value to the cost basis, deterioration in financial condition of the issuer, downgrades in the ratings of securities or specific industry events.

Policy Acquisition Costs

Policy acquisition costs, consisting primarily of commissions, premium taxes and certain other underwriting costs that vary with and are directly related to the production of business, are deferred and amortized over the period in which the premiums are earned. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss expenses, and certain other costs expected to be incurred as the premium is earned.

Results of Operations 2002 Compared to 2001

Total revenues for 2002 were $203,803,561, which were $18,639,938, or 10.1%, greater than 2001. Net premiums earned increased to $185,841,193, an increase of $18,071,339, or 10.8%, over 2001. Direct premiums written of the combined pool of Atlantic States and the Mutual Company increased $22,510,292 or 11.0%. A 3.3% increase in the direct premiums written of Southern accounted for the majority of the remaining change. The Company reported net realized investment gains of $144,190 in 2002 compared to net realized investment losses of $880,254 in 2001. During 2002 and 2001, certain investments trading below cost had declined on an other-than-temporary basis. Losses of $378,672 and $1,462,913 were included in net realized investment gains (losses) for these investments in 2002 and 2001, respectively. The remaining realized gains and losses in both years resulted from normal turnover of the Company's investment portfolio. As of December 31, 2002, 93.3% of the Company's bond portfolio was classified as Class 1 (highest quality) by the National Association of Insurance Commissioners' Securities Valuation Office. Investment income decreased $1,304,292 in 2002 compared to 2001. In 2002, an increase in average invested assets from $294,988,999 to $316,466,225 was more than offset by a decrease in the average yield to 4.6% in 2002 from 5.3% in 2001.

The GAAP combined ratio of the Insurance Subsidiaries was 99.6% in 2002, compared to 103.8% in 2001. The combined ratio is the sum of the ratios of incurred losses and loss expenses to premiums earned (loss ratio), underwriting expenses to premiums earned (expense ratio) and policyholder dividends to premiums earned (dividend ratio). The loss ratio in 2002 was 69.6% compared to 70.5% in 2001. The commercial lines loss ratio decreased significantly to 61.5% in 2002 compared to 72.7% in 2001. The personal lines loss ratio increased from 69.2% in 2001 to 73.3% in 2002. The commercial automobile and workers' compensation loss ratios showed considerable improvement in 2002 with the commercial automobile loss ratio decreasing to 61.6% in 2002 compared to 85.0% in 2001 and the workers' compensation loss ratio decreasing to 73.1% in 2002 compared to 82.5% in 2001. Net losses and loss expenses for 2002 and 2001 included adverse development of prior accident year losses amounting to $6.8 million and $8.0 million, respectively. In 2001, the adverse loss development was primarily in commercial lines of business with workers' compensation representing $3.2 million, commercial auto liability $1.7 million and commercial multi-peril $1.3 million of the total loss development. Included in those amounts were $4.2 million of reserve strengthening primarily in the workers' compensation and commercial auto lines of business. In 2002, the adverse loss developments in commercial lines were lower with workers' compensation representing $1.6 million, commercial multi-peril $1.4 million and commercial auto liability $0.1 million of the total loss development. Private passenger auto liability's loss development worsened in 2002, representing $2.2 million of the development in 2002 compared to $1.3 million in 2001, with auto physical damage representing approximately $1 million in 2002 compared to $0.2 million in 2001. The loss development in 2002 resulted principally from accident year 2001 claims and resulted primarily from the normal claims review process and not from any change in key assumptions or changes in reserving philosophy. The expense ratio for 2002 was 29.5% compared to 32.3% in 2001, primarily due to the Company's cost reduction program, with the dividend ratio decreasing slightly to 0.6% in 2002 compared to 1.0% in 2001. The expense ratio in 2001 included a guaranty fund assessment of approximately $543,000 resulting from the insolvency of Reliance Insurance Company. This assessment also contributed to the change in the expense ratio from 2001 to 2002.

Income tax expense was $4,491,862, an effective rate of 27.2%, compared to $1,273,598, or an effective rate of 18.0% in 2001. Tax exempt interest represented a smaller proportion of net income before taxes in 2002 compared to 2001, and accounted for most of this difference.

Results of Operations 2001 Compared to 2000

Total revenues for 2001 were $185,163,623, which were $14,582,036, or 8.5%, greater than 2000. Net premiums earned increased to $167,769,854, an increase of $16,123,655, or 10.6%, over 2000. The change in Atlantic State's share of the pooling arrangement with the Mutual Company from 65% to 70% effective July 1, 2000, accounted for $4,273,297 of the increase in net premiums earned in 2001. Direct premiums written of the combined pool of Atlantic States and the Mutual Company increased $23,152,222 or 13.2% in 2001. A 4.0% increase in the direct premiums written of Southern, an 8.6% increase in the direct premiums written of Pioneer-Ohio and a 9.6% increase in the direct premiums written of Southern Heritage accounted for the majority of the remaining change. The Company reported net realized investment losses of $880,254 in 2001, compared to net realized investment gains of $170,852 in 2000. During 2001 and 2000, certain investments trading below cost had declined on an other-than-temporary basis. Losses of $1,462,913 and $436,943 were included in net realized investment gains (losses) for these investments in 2001 and 2000, respectively. The remaining realized gains and losses in both years resulted from normal turnover of the Company's investment portfolio. As of December 31, 2001, 100.0% of the Company's bond portfolio was classified as Class 1 (highest quality) by the National Association of Insurance Commissioners' Securities Valuation Office. Investment income decreased $509,203 in 2001 compared to 2000. An increase in the average invested assets from $278,677,748 to $294,988,999 was more than offset by a decrease in the average yield to 5.3% from 5.9% in 2000, and accounted for the change.

The GAAP combined ratio of the Insurance Subsidiaries was 103.8% in 2001, compared to 101.8% in 2000. The combined ratio is the sum of the ratios of incurred losses and loss expenses to premiums earned (loss ratio), underwriting expenses to premiums earned (expense ratio) and policyholder dividends to premiums earned (dividend ratio). The loss ratio in 2001 was 70.5% compared to 68.8% in 2000. The increased loss ratio reflected the impact of loss and loss expense reserve strengthening of approximately $4.2 million. The commercial lines loss ratio increased significantly to 72.7% in 2001 compared to 67.0% in 2000. The personal lines loss ratio decreased from 70.3% in 2000 to 69.2% in 2001. The commercial automobile and workers' compensation loss ratios showed considerable deterioration in 2001 with the commercial automobile loss ratio increasing to 85.0% in 2001 compared to 78.1% in 2000 and the workers' compensation loss ratio increasing to 82.5% in 2001 compared to 64.2% in 2000. Net losses and loss expenses for 2001 included adverse loss development of prior accident year losses amounting to $8.0 million compared to $0.7 million in 2000. In 2001, the loss development was primarily in commercial lines of business with workers' compensation representing $3.2 million, commercial auto liability $1.7 million and commercial multi-peril $1.3 million of the total loss development. Those amounts included $4.2 million of reserve strengthening primarily in workers' compensation and commercial auto lines of business and due primarily to severity. The expense ratio for 2001 was 32.3% compared to 32.1% in 2000, with the dividend ratio increasing slightly to 1.0% in 2001 compared to 0.9% in 2000. The expense ratio in 2001 included a guaranty fund assessment of approximately $543,000 resulting from the insolvency of Reliance Insurance Company. This assessment accounted for most of the increase in the expense ratio in 2001 compared to 2000.

Income tax expense was $1,273,598 for 2001, an effective rate of 18.0%, compared to $2,906,248, or an effective rate of 24.7% in 2000. Tax exempt interest represented a larger proportion of net income before taxes in 2001 compared to 2000, and accounted for most of this difference.

Liquidity and Capital Resources

The Company generates sufficient funds from its operations and maintains a high degree of liquidity in its investment portfolio. The primary source of funds to meet the demands of claim settlements and operating expenses are premium collections, investment earnings and maturing investments. As of December 31, 2002, the Company had no material commitments for capital expenditures.

In investing funds made available from operations, the Company maintains securities' maturities consistent with its projected cash needs for the payment of claims and expenses. The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.

As of December 31, 2002, pursuant to a credit agreement dated December 29, 1995, and amended as of July 27, 1998, with Fleet National Bank, the Company had unsecured borrowings of $19.8 million. Such borrowings were made in connection with the acquisitions of Delaware, Pioneer-Ohio and Southern Heritage and various capital contributions to the subsidiaries. As of December 31, 2002, the Company may borrow up to $24 million at interest rates equal to the bank's then current prime rate or the then current London interbank Eurodollar bank rate plus 1.70%. At December 31, 2002, the interest rates were 3.45% on an outstanding Eurodollar rate balance of $4.8 million and 3.46% on another Eurodollar rate balance of $15 million. In addition, the Company pays a fee of 3/10 of 1% per annum on the average daily unused portion of the bank's commitment. On each July 27, the credit line is reduced by $8 million. Any outstanding loan in excess of the remaining credit line, after such reduction, is then payable.

The Company's principal sources of cash with which to meet obligations and pay stockholder dividends are dividends from the Insurance Subsidiaries which are required by law to maintain certain minimum surplus on a statutory basis and are subject to regulations under which payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. The Insurance Subsidiaries are also subject to Risk Based Capital (RBC) requirements that may further impact their ability to pay dividends. At December 31, 2002, the Insurance Subsidiaries' statutory capital and surplus were substantially above the RBC requirements. Amounts available for distribution as dividends to DGI without prior approval of the insurance regulatory authorities in 2003 are $10,646,804 from Atlantic States and $2,493,398, from Southern.

Net unrealized gains resulting from fluctuations in the fair value of investments reported in the balance sheet at fair value (net of applicable federal income tax) were $4,911,953 and $2,861,765 at December 31, 2002, and 2001, respectively.

Credit Risk

The Company provides property and liability coverages through its subsidiaries' independent agency systems located throughout its operating area. The majority of this business is billed directly to the insured, although a portion of the Company's commercial business is billed through its agents, who are extended credit in the normal course of business.

The Company's Insurance Subsidiaries have reinsurance agreements in place with the Mutual Company, as described in Note 2 of the financial statements, and with a number of major authorized reinsurers, as described in Note 8 of the financial statements. The Company monitors the financial strength of its unaffiliated reinsurers, requiring that companies rated by A.M. Best Company maintain a rating of A- or higher and that foreign reinsurers not rated by A.M. Best Company maintain a level of financial strength equivalent to companies qualifying for an A.M. Best Company rating of A- or higher.

Impact of Inflation

Property and casualty insurance premiums are established before the amount of losses and loss expenses, or the extent to which inflation may impact such expenses, are known. Consequently, the Company attempts, in establishing rates, to anticipate the potential impact of inflation.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates is concentrated in its investment portfolio and, to a lesser extent, its debt obligations. The Company monitors this exposure through periodic reviews of asset and liability positions. Estimates of cash flows and the impact of interest rate fluctuations relating to the investment portfolio are modeled regularly.

Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates at December 31, 2002 are as follows:

	Principal Cash Flows	Weighted-Average Interest Rate
Fixed maturities and short-term investments:		
2003	$ 46,729,420	2.85%
2004	15,700,000	5.81
2005	30,250,156	5.27
2006	37,872,512	5.63
2007	36,687,380	5.49
Thereafter	132,547,410	5.37
Total	$299,786,878	
Market value	$313,546,396	
Debt		
2003	$ 3,800,000	3.46%
2004	8,000,000	3.46
2005	8,000,000	3.46
Total	$ 19,800,000	
Fair value	$ 19,800,000	

Actual cash flows from investments may differ from those stated as a result of calls and prepayments.

Equity Price Risk

The combined total of realized and unrealized equity investment losses were $515,320, $131,146, and $650,229 in 2002, 2001, and 2000, respectively. During these three years, the largest total equity investment gain and (loss) in a quarter was $829,914 and $(440,947), respectively.

Donegal Group Inc.

Consolidated Balance Sheets

December 31,	2002	2001
Assets		
Investments		
Fixed maturities		
Held to maturity, at amortized cost (fair value $89,785,318 and $86,939,393)	$ 86,701,556	$ 85,322,965
Available for sale, at fair value (amortized cost $187,495,949 and $170,269,584)	194,731,660	173,718,844
Equity securities, available for sale, at fair value (cost $21,587,317 and $16,630,618)	21,836,460	17,517,346
Short-term investments, at cost, which approximates fair value	29,029,418	24,074,200
Total investments	332,299,094	300,633,355
Cash	1,124,604	4,075,288
Accrued investment income	3,815,449	3,765,076
Premiums receivable	26,286,482	24,143,531
Reinsurance receivable	83,207,272	67,853,174
Deferred policy acquisition costs	14,567,070	13,604,215
Federal income taxes receivable	—	292,618
Deferred tax asset, net	6,955,707	7,474,730
Prepaid reinsurance premiums	27,853,996	29,593,467
Property and equipment, net	4,430,394	4,568,652
Accounts receivable—securities	146,507	50,023
Other	531,589	578,243
Total assets	$501,218,164	$456,632,372
Liabilities and Stockholders' Equity		
Liabilities		
Losses and loss expenses	$210,691,752	$179,839,905
Unearned premiums	121,002,447	114,079,264
Accrued expenses	6,583,825	7,186,107
Reinsurance balances payable	1,100,443	839,156
Federal income taxes payable	357,547	—
Cash dividend declared to stockholders	887,315	869,877
Borrowings under line of credit	19,800,000	27,600,000
Accounts payable—securities	2,121,619	—
Due to affiliate	4,080,415	4,015,074
Other	1,409,951	1,274,640
Total liabilities	368,035,314	335,704,023
Stockholders' Equity		
Preferred stock, $1.00 par value, authorized 2,000,000 shares; none issued	—	—
Class A common stock, $.01 par value, authorized 30,000,000 shares, issued 6,269,093 and 6,097,214 shares and outstanding 6,187,569 and 6,015,690 shares	62,691	60,972
Class B common stock, $.01 par value, authorized 10,000,000 shares, issued 3,024,742 and 3,021,965 shares and outstanding 2,983,980 and 2,981,203 shares	30,247	30,220
Additional paid-in capital	60,651,751	58,887,715
Accumulated other comprehensive income	4,911,953	2,861,765
Retained earnings	68,417,956	59,979,425
Treasury stock, at cost	(891,748)	(891,748)
Total stockholders' equity	133,182,850	120,928,349
Total liabilities and stockholders' equity	$501,218,164	$456,632,372

See accompanying notes to consolidated financial statements.

Donegal Group Inc.

Consolidated Statements of Income and Comprehensive Income

Year Ended December 31,	2002	2001	2000
Statements of Income			
Revenues			
Net premiums earned (includes affiliated reinsurance of $86,195,962, $71,989,136 and $63,989,424)	$185,841,193	$167,769,854	$151,646,199
Investment income, net of investment expenses	14,581,252	15,885,544	16,394,747
Installment payment fees	2,447,229	1,587,396	1,532,792
Lease income	789,697	801,083	836,997
Net realized investment gains (losses)	144,190	(880,254)	170,852
Total revenues	203,803,561	185,163,623	170,581,587
Expenses			
Net losses and loss expenses (includes affiliated reinsurance of $54,684,955, $50,283,481 and $36,767,436)	129,267,686	118,177,549	104,383,176
Amortization of deferred policy acquisition costs	29,473,000	27,194,000	25,319,000
Other underwriting expenses	25,331,777	27,000,485	23,355,781
Policy dividends	1,056,790	1,691,759	1,330,330
Interest	1,119,204	2,247,465	3,285,036
Other	1,060,520	1,760,636	1,165,236
Total expenses	187,308,977	178,071,894	158,838,559
Income before income tax expense	16,494,584	7,091,729	11,743,028
Income tax expense	4,491,862	1,273,598	2,906,248
Net income	$ 12,002,722	$ 5,818,131	$ 8,836,780
Net income per common share			
Basic	$ 1.32	$ .65	$ 1.01
Diluted	$ 1.31	$ .64	$ 1.01
Statements of Comprehensive Income			
Net income	$ 12,002,722	$ 5,818,131	$ 8,836,780
Other comprehensive income, net of tax			
Unrealized gains on securities:			
Unrealized holding gain arising during the period, net of income tax expense of $1,148,224, $1,277,504, and $1,057,179	2,144,813	2,479,860	2,020,267
Reclassification adjustment for (gains) losses included in net income, net of income tax expense (benefit) of $49,565, $(299,286), and $58,090	(94,625)	580,968	(112,762)
Other comprehensive income	2,050,188	3,060,828	1,907,505
Comprehensive income	$ 14,052,910	$ 8,878,959	$ 10,744,285

See accompanying notes to consolidated financial statements.

Donegal Group Inc.

Consolidated Statements of Stockholders' Equity

	Common Stock						Additional	Accumulated Other			Total
	Prior Shares	Class A Shares	Class B Shares	Prior Amount	Class A Amount	Class B Amount	Paid-In Capital	Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Stockholders' Equity
Balance,											
January 1, 2000	8,574,210			$8,574,210	$	$	$44,595,437	$(2,106,568)	$53,621,011	$(891,756)	$103,792,334
Issuance of common stock	406,767			406,767			2,349,773				2,756,540
Net income									8,836,780		8,836,780
Other comprehensive income								1,907,505			1,907,505
Grant of stock options							24,630		(24,630)		—
Cash dividends									(3,163,568)		(3,163,568)
Balance,											
December 31, 2000	8,980,977			$8,980,977	$	$	$46,969,840	$ (199,063)	$59,269,593	$(891,756)	$114,129,591
Issuance of common stock	61,830	60,144	3,758	61,830	601	38	1,200,202				1,262,671
Recapitalization	(9,042,807)	6,027,975	3,013,987	(9,042,807)	60,280	30,140	8,949,361			8	(3,018)
Net income									5,818,131		5,818,131
Cash dividends									(3,466,947)		(3,466,947)
Exercise of stock options		9,095	4,220		91	42	126,960				127,093
Grant of stock options							1,641,352		(1,641,352)		—
Other comprehensive income								3,060,828			3,060,828
Balance,											
December 31, 2001	—	6,097,214	3,021,965	$ —	$60,972	$30,220	$58,887,715	$ 2,861,765	$59,979,425	$(891,748)	$120,928,349
Issuance of common stock		166,972			1,670		1,641,547				1,643,217
Net income									12,002,722		12,002,722
Cash dividends									(3,526,157)		(3,526,157)
Exercise of stock options		4,907	2,777		49	27	84,455				84,531
Grant of stock options							38,034		(38,034)		—
Other comprehensive income								2,050,188			2,050,188
Balance,											
December 31, 2002	—	6,269,093	3,024,742	—	$62,691	$30,247	$60,651,751	$4,911,953	$68,417,956	$(891,748)	$133,182,850

See accompanying notes to consolidated financial statements.

Donegal Group Inc.

Consolidated Statements of Cash Flows

Year Ended December 31,	2002	2001	2000
Cash Flows from Operating Activities:			
Net income	$ 12,002,722	$ 5,818,131	$ 8,836,780
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,236,592	1,127,510	982,926
Realized investment (gains) losses	(144,190)	880,254	(170,852)
Changes in Assets and Liabilities:			
Losses and loss expenses	30,851,847	23,363,781	12,296,118
Unearned premiums	6,923,183	14,138,883	7,788,243
Accrued expenses	(602,282)	1,308,632	(165,997)
Premiums receivable	(2,142,951)	(2,385,029)	(3,296,815)
Deferred policy acquisition costs	(962,855)	(1,320,001)	(316,463)
Deferred income taxes	(579,654)	(1,360,633)	499,976
Reinsurance receivable	(15,354,098)	(13,309,290)	(8,970,330)
Accrued investment income	(50,373)	237,388	(455,059)
Amounts due to/from affiliate	65,341	(513,922)	350,639
Reinsurance balances payable	261,287	(795,819)	262,686
Prepaid reinsurance premiums	1,739,471	(4,881,083)	(3,156,232)
Current income taxes	650,165	(32,656)	374,620
Change in pooling participation	—	—	3,322,031
Other, net	181,965	(271,364)	268,316
Net adjustments	22,073,448	16,186,651	9,613,807
Net cash provided by operating activities	34,076,170	22,004,782	18,450,587
Cash Flows from Investing Activities:			
Purchase of fixed maturities			
Held to maturity	(35,867,577)	(45,201,470)	(17,340,175)
Available for sale	(75,783,783)	(71,700,918)	(30,355,507)
Purchase of equity securities	(18,325,041)	(12,440,994)	(28,286,533)
Sale of fixed maturities			
Held to maturity	415,000	—	—
Available for sale	461,965	16,250,109	8,719,165
Maturity of fixed maturities			
Held to maturity	34,967,828	51,313,296	13,490,715
Available for sale	58,798,825	50,781,533	11,928,622
Sale of equity securities	13,394,123	7,089,532	24,572,288
Net purchase of property and equipment	(552,005)	(161,269)	(275,982)
Net sales (purchases) of short-term investments	(4,955,218)	(4,634,695)	(2,850,343)
Net cash used in investing activities	(27,445,883)	(8,704,876)	(20,397,750)
Cash Flows from Financing Activities:			
Issuance of common stock	1,727,748	1,386,746	2,756,540
Borrowings (payments) under line of credit, net	(7,800,000)	(12,400,000)	3,000,000
Cash dividends paid	(3,508,719)	(3,394,352)	(3,126,959)
Net cash provided by (used in) financing activities	(9,580,971)	(14,407,606)	2,629,581
Net increase (decrease) in cash	(2,950,684)	(1,107,700)	682,418
Cash at beginning of year	4,075,288	5,182,988	4,500,570
Cash at end of year	$ 1,124,604	$ 4,075,288	$ 5,182,988

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1—Summary of Significant Accounting Policies

Organization and Business

Donegal Group Inc. ("DGI" or the "Company") was organized as a regional insurance holding company by Donegal Mutual Insurance Company (the "Mutual Company") and operates in the Mid-Atlantic and Southern states through its wholly owned stock insurance companies, Atlantic States Insurance Company ("Atlantic States") and Southern Insurance Company of Virginia ("Southern") (collectively "Insurance Subsidiaries"). The Company has three operating segments: the investment function, the personal lines of insurance and the commercial lines of insurance. Products offered in the personal lines of insurance consist primarily of homeowners and private passenger automobile policies. Products offered in the commercial lines of insurance consist primarily of commercial automobile, commercial multiple peril and workers' compensation policies. The Insurance Subsidiaries are subject to regulation by Insurance Departments in those states in which they operate and undergo periodic examination by those departments. The Insurance Subsidiaries are also subject to competition from other insurance carriers in their operating areas. Atlantic States participates in an intercompany pooling arrangement with the Mutual Company and assumes 70% of the pooled business. Prior to January 1, 2002, Southern ceded 50% of its business to the Mutual Company. At December 31, 2002, the Mutual Company held 64% of the outstanding common stock of the Company.

During 2000, the Company acquired 45% of the outstanding stock of Donegal Financial Services Corporation ("DFSC"), a bank holding company, for $3,042,000 in cash. The remaining 55% of the outstanding stock of DFSC is owned by the Mutual Company.

On January 1, 2001, the Company purchased all of the outstanding stock of Pioneer Insurance Company of New York ("Pioneer-New York") from the Mutual Company. The purchase price was $4,441,311, representing Pioneer-New York's adjusted statutory equity at December 31, 2000. The acquisition was accounted for as a reorganization of entities under common control, similar to a pooling of interests, as both Pioneer-New York and the Company were under the common management and control of the Mutual Company. As such, the Company's financial statements were restated to include Pioneer-New York as a consolidated subsidiary. In connection with the transaction, the Company issued the Mutual Company a $4,441,311 note, which bears a 5.5% rate and is due in January 2004. The Company classifies this note in Due to Affiliate.

Pioneer Insurance Company of Ohio ("Pioneer-Ohio"), Delaware Atlantic Insurance Company ("Delaware") and Pioneer-New York, previously wholly owned subsidiaries, were merged into Atlantic States on May 1, 2002, August 1, 2001 and September 30, 2001, respectively. Southern Heritage Insurance Company, previously a wholly owned subsidiary, was merged into Southern on May 1, 2002. The mergers were accounted for as statutory mergers and had no financial impact on the consolidated entity.

Basis of Consolidation

The consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, include the accounts of DGI and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. The term "Company" as used herein refers to the consolidated entity.

Use of Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the liabilities for losses and loss expenses. While management uses available information to provide for such liabilities, future changes to these liabilities may be necessary based on changes in trends in claim frequency and severity.

Investments

The Company classifies its debt and equity securities into the following categories:

Held to Maturity—Debt securities that the Company has the positive intent and ability to hold to maturity; reported at amortized cost.

Available for Sale—Debt and equity securities not classified as held to maturity; reported at fair value, with unrealized gains and losses excluded from income and reported as a separate component of stockholders' equity (net of tax effects).

Short-term investments are carried at amortized cost, which approximates fair value.

If there is a decline in fair value below amortized cost which is other than temporary, the cost basis for such investments in the held to maturity and available for sale categories is reduced to fair value. Such decline in cost basis is recognized as a realized loss and charged to income.

Premiums and discounts on debt securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Realized investment gains and losses are computed using the specific identification method.

Premiums and discounts for mortgage-backed debt securities are amortized using anticipated prepayments.

Fair Values of Financial Instruments

The Company has used the following methods and assumptions in estimating its fair value disclosures:

Investments—Fair values for fixed maturity securities are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or values obtained from independent pricing services through a bank trustee. The fair values for equity securities are based on quoted market prices.

Cash and Short-Term Investments—The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Premium and Reinsurance Receivables and Payables—The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Borrowings Under Line of Credit—The carrying amounts reported in the balance sheet for the line of credit approximate fair value due to the variable rate nature of the line of credit.

Revenue Recognition

Insurance premiums are recognized as income over the terms of the policies. Unearned premiums are calculated on a daily pro-rata basis.

Policy Acquisition Costs

Policy acquisition costs, consisting primarily of commissions, premium taxes and certain other variable underwriting costs, are deferred and amortized over the period in which the premiums are earned. Anticipated losses and loss expenses, expenses for maintenance of policies in force and anticipated investment income are considered in the determination of the recoverability of deferred acquisition costs.

Property and Equipment

Property and equipment are reported at depreciated cost that is computed using the straight-line method based upon estimated useful lives of the assets.

Losses and Loss Expenses

The liability for losses and loss expenses includes amounts determined on the basis of estimates for losses reported prior to the close of the accounting period and other estimates, including those for incurred but not reported losses and salvage and subrogation recoveries.

These liabilities are continuously reviewed and updated by management, and management believes that such liabilities are adequate to cover the ultimate net cost of claims and expenses. When management determines that changes in estimates are required, such changes are included in current earnings.

The Company has no material exposures to environmental liabilities.

Income Taxes

The Company and its subsidiaries currently file a consolidated federal income tax return.

The Company accounts for income taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

Credit Risk

The Company provides property and liability coverages through its Insurance Subsidiaries' independent agency systems located throughout its operating area. The majority of this business is billed directly to the insured, although a portion of the Company's commercial business is billed through its agents, who are extended credit in the normal course of business.

The Company's Insurance Subsidiaries have reinsurance agreements in place with the Mutual Company and with a number of other authorized reinsurers with at least an A.M. Best rating of A- or an equivalent financial condition.

Reinsurance Accounting and Reporting

The Company relies upon reinsurance agreements to limit its maximum net loss from large single risks or risks in concentrated areas, and to increase its capacity to write insurance. Reinsurance does not relieve the primary insurer from liability to its policyholders. To the extent that a reinsurer may be unable to pay losses for which it is liable under the terms of a reinsurance agreement, the Company is exposed to the risk of continued liability for such losses. However, in an effort to reduce the risk of non-payment, the Company requires all of its reinsurers to have an A.M. Best rating of A- or better or, with respect to foreign reinsurers, to have a financial condition which, in the opinion of management, is equivalent to a company with at least an A- rating.

Stock-Based Compensation

Effective July 1, 2000, the Company adopted Financial Accounting Standards Board Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions involving Stock Compensation," and Emerging Issues Task Force Issue No. 00-23 (EITF 00-23), "Issues Related to the Accounting for Stock Compensation under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and FIN No. 44, Accounting for Certain Transactions involving Stock Compensation." FIN No. 44 states that APB Opinion No. 25 does not apply in the separate financial statements of a subsidiary to the accounting for stock compensation granted by the subsidiary to employees of the parent or another subsidiary. EITF 00-23 states that when employees of a controlling entity are granted stock compensation, the entity granting the stock compensation should measure the fair value of the award at the grant date and recognize that fair value as a dividend to the controlling entity. These provisions apply to the Company, as the Mutual Company is the employer of record for all employees that provide services to the Company.

Through June 30, 2000, the Company applied APB Opinion No. 25 in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for grants prior to that date for its fixed stock option plans and certain of its stock purchase plans. Had the Company recognized stock compensation expense in accordance with SFAS No. 123, net income and earnings per share would have been reduced to the pro-forma amounts shown below:

	2002	2001	2000
Net income:			
As reported	$12,002,722	$5,818,131	$8,836,780
Pro-forma	11,767,787	5,617,773	8,071,825
Basic earnings per share:			
As reported	1.32	.65	1.01
Pro-forma	1.30	.63	.92
Diluted earnings per share:			
As reported	1.31	.64	1.01
Pro-forma	1.28	.62	.92

The weighted-average grant date fair value of options granted for the various plans during 2000 was $2.23.

The fair values above were calculated based upon risk-free interest rates of 5.75% for the Stock Purchase Plans and the Equity Incentive Plans, expected lives of 6 months for the Stock Purchase Plans and 5 years for the Equity Incentive Plans, expected volatility of 54% for 2000 and an expected dividend yield of 4.5% for 2000.

Earnings per Share

Basic earnings per share are calculated by dividing net income by the weighted-average number of common shares outstanding for the period, while diluted earnings per share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

2—Transactions with Affiliates

The Company conducts business and has various agreements with the Mutual Company which are described below:

a. Reinsurance Pooling and Other Reinsurance Arrangements

Atlantic States cedes to the Mutual Company all of its insurance business and assumes from the Mutual Company 70% (65% prior to July 1, 2000) of the Mutual Company's total pooled insurance business, including that assumed from Atlantic States and substantially all of the business assumed by the Mutual Company from Southern (prior to January 1, 2002) and Delaware (prior to January 1, 2000). The Mutual Company and Atlantic States write business with different risk profiles. Through the pooling arrangement, each is able to share proportionately in the results of all policies written by the other. Atlantic States ceded premiums earned of $45,229,457, $37,345,259 and $30,414,395 and ceded losses and loss expenses incurred of $34,471,381, $29,094,804 and $22,966,106 under this arrangement during 2002, 2001 and 2000, respectively. It also assumed premiums earned of $134,236,778, $126,769,521 and $110,943,962 and assumed losses and loss expenses incurred of $96,517,930, $93,470,958 and $75,007,089 under this arrangement during 2002, 2001 and 2000, respectively. Atlantic States had prepaid reinsurance premiums of $26,517,322, $20,942,093 and $16,251,612 and a ceded liability for losses and loss expenses of $47,862,627, $39,321,214 and $31,068,101 under this arrangement as of December 31, 2002, 2001 and 2000, respectively. It also had assumed unearned premiums of $69,208,310, $63,636,858 and $54,578,621 and an assumed liability for losses and loss expenses of $113,850,952, $99,664,285 and $84,805,937 under this arrangement at December 31, 2002, 2001 and 2000, respectively.

Prior to January 1, 2002, the Mutual Company and Southern had a quota share agreement whereby Southern ceded 50% of its direct business, less reinsurance, to the Mutual Company. The business assumed by the Mutual Company from Southern became part of the pooling arrangement between the Mutual Company and Atlantic States. Southern ceded premiums earned of $0, $14,995,606 and $14,413,261 and ceded losses and loss expenses incurred of $488,055, $9,898,422 and $9,885,436 under this agreement during 2002, 2001 and 2000, respectively. Southern had prepaid reinsurance premiums of $0, $7,310,471 and $7,084,729 and a ceded liability for losses and loss expenses of $6,399,727, $10,068,604 and $7,924,750 under this agreement at December 31, 2002, 2001 and 2000, respectively. This agreement was terminated as of January 1, 2002.

Atlantic States and Southern each have a catastrophe reinsurance agreement with the Mutual Company which limits the maximum liability under any one catastrophic occurrence to $400,000 and $450,000, respectively, and $1,000,000 for a catastrophe involving both of the companies. Prior to merging into Atlantic States, Pioneer-Ohio, Delaware and Pioneer-New York each had a catastrophe reinsurance agreement with the Mutual Company which limited the maximum liability under any one catastrophic occurrence to $200,000, $300,000 and $400,000, respectively. Prior to merging into Southern, Southern Heritage had a catastrophe reinsurance agreement with the Mutual Company which limited the maximum liability under any one catastrophic occurrence to $400,000. Prior to merging into Atlantic States, Delaware and the Mutual Company had an excess of loss reinsurance agreement in which the Mutual Company assumed up to $250,000 of losses in excess of $50,000 and prior to January 1, 2000, a workers' compensation quota share agreement whereby Delaware ceded 70% of that business. Prior to merging into Atlantic States, Pioneer-Ohio and the Mutual Company had an excess of loss reinsurance agreement in which the Mutual Company assumed up to $250,000 ($200,000 in 2000) of losses in excess of $50,000. The Mutual Company and Southern have an excess of loss reinsurance agreement in which the Mutual Company assumes up to $175,000 ($50,000 in 2001 and $25,000 in 2000) of losses in excess of $125,000 ($100,000 in 2001 and 2000). Prior to merging into Atlantic States, Pioneer-New York and the Mutual Company had an excess of loss reinsurance agreement in which the Mutual Company assumed up to $250,000 ($200,000 in 2000) of losses in excess of $50,000. Effective October 1, 2000 and prior to merging into Southern, Southern Heritage and the Mutual Company had an excess of loss reinsurance agreement in which the Mutual Company assumed up to $175,000 ($125,000 in 2000) of losses in excess of $125,000. The Mutual Company has agreements in place with Southern (and Pioneer-Ohio and Delaware prior to merging into Atlantic States) to reallocate the loss results of workers' compensation business written by those companies as part of commercial accounts primarily written by the Mutual Company or Atlantic States. These agreements provide for the workers' compensation loss ratios of Southern to be no worse than the average workers' compensation loss ratio for all of the companies combined. The Mutual Company and Pioneer-New York also had an aggregate excess of loss reinsurance agreement, entered into as part of the sale of Pioneer-New York from the Mutual Company to DGI, in which the Mutual Company agreed to assume the adverse loss development of claims with dates of loss prior to December 31, 2000, as developed through December 31, 2002, and to assume losses in excess of a 60% loss ratio through December 31, 2002. The subsidiaries ceded premiums earned of $2,811,359, $2,439,520 and $2,126,882 and ceded losses and loss expenses incurred of $6,873,539, $4,194,251 and $5,388,111 under these various agreements during 2002, 2001 and 2000, respectively. The subsidiaries had a ceded liability for losses and loss expenses of $6,397,326, $5,395,528 and $4,941,116 under these various agreements at December 31, 2002, 2001, and 2000, respectively.

Southern (and Delaware, Pioneer-Ohio, Southern Heritage and and Pioneer-New York prior to mergers) has an agreement with the Mutual Company under which it cedes, and then reassumes back, 100% of its business net of reinsurance. The primary purpose of the agreement is to provide Southern with the same A.M. Best rating (currently "A") as the Mutual Company, which this subsidiary could not achieve without this contract in place. This agreement does not transfer insurance risk. While these subsidiaries ceded and reassumed amounts received from policyholders of $48,921,377, $41,142,936 and $25,790,126 and claims of $28,859,644, $23,348,952 and $15,325,638 under these agreements in 2002, 2001 and 2000, respectively, the amounts are not reflected in the consolidated financial statements. The aggregate liabilities ceded and reassumed under these agreements were $43,541,766 and $36,494,487 at December 31, 2002, and 2001, respectively.

b. Expense Sharing

The Mutual Company provides facilities, management and other services to the Company, and the Company reimburses the Mutual Company for such services on a periodic basis under usage agreements and pooling arrangements. The charges are based upon the relative participation of the Company and the Mutual Company in the pooling arrangement, and management of both the Company and the Mutual Company consider this allocation to be reasonable. Charges for these services totalled $28,586,888, $29,298,569 and $26,985,080 for 2002, 2001 and 2000, respectively.

c. Lease Agreement

The Company leases office equipment and automobiles to the Mutual Company under a 10-year lease dated January 1, 2000.

d. Legal Services

Donald H. Nikolaus, President and a director of the Company, is also a partner in the law firm of Nikolaus & Hohenadel. Such firm has served as general counsel to the Company since 1986, principally in connection with the defense of claims litigation arising in Lancaster, Dauphin and York counties. Such firm is paid its customary fees for such services.

e. Province Bank

As of December 31, 2002, the Company had $122,295 in checking accounts with Province Bank, a wholly owned subsidiary of DFSC. The Company earned $39,118 in interest on these accounts during 2002.

3—Investments

The amortized cost and estimated fair values of fixed maturities and equity securities at December 31, 2002 and 2001, are as follows:

2002				
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$12,641,126	$ 407,958	$ —	$13,049,084
Canadian government obligation	499,250	40,750	—	540,000
Obligations of states and political subdivisions	33,891,385	574,768	66,463	34,399,690
Corporate securities	29,551,491	1,745,990	12,103	31,285,378
Mortgage-backed securities	10,118,304	393,857	995	10,511,166
Totals	$86,701,556	$3,163,323	$79,561	$89,785,318

2002				
Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 56,344,340	$1,943,229	$ 337	$ 58,287,232
Obligations of states and political subdivisions	78,515,340	3,083,256	152,996	81,445,600
Corporate securities	34,848,807	2,016,526	2,783	36,862,550
Mortgage-backed securities	17,787,462	363,649	14,833	18,136,278
Equity securities	21,587,317	1,007,030	757,887	21,836,460
Totals	$209,083,266	$8,413,690	$928,836	$216,568,120

Held to Maturity (2001)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 23,808,841	$ 336,288	$ 27,500	$ 24,117,629
Canadian government obligation	498,894	36,106	—	535,000
Obligations of states and political subdivisions	24,981,562	690,700	53,312	25,618,950
Corporate securities	27,423,039	659,961	121,021	27,961,979
Mortgage-backed securities	8,610,629	113,541	18,335	8,705,835
Totals	$ 85,322,965	$1,836,596	$ 220,168	$ 86,939,393

Available for Sale (2001)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 67,468,897	$1,755,874	$ 249,306	$ 68,975,465
Obligations of states and political subdivisions	53,962,895	1,269,340	85,535	55,146,700
Corporate securities	34,094,195	828,344	115,939	34,806,600
Mortgage-backed securities	14,743,597	78,666	32,184	14,790,079
Equity securities	16,630,618	1,270,239	383,511	17,517,346
Totals	$186,900,202	$5,202,463	$866,475	$191,236,190

The amortized cost and estimated fair value of fixed maturities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Held to maturity		
Due in one year or less	$ 2,705,133	$ 2,767,000
Due after one year through five years	29,998,375	31,448,150
Due after five years through ten years	19,563,775	20,636,662
Due after ten years	24,315,969	24,422,340
Mortgage-backed securities	10,118,304	10,511,166
Total held to maturity	$ 86,701,556	$ 89,785,318
Available for sale		
Due in one year or less	$ 15,008,947	$ 15,298,500
Due after one year through five years	80,418,332	84,023,582
Due after five years through ten years	42,212,603	44,707,600
Due after ten years	32,068,605	32,565,700
Mortgage-backed securities	17,787,462	18,136,278
Total available for sale	$187,495,949	$194,731,660

The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 2002 and 2001, amounted to $5,400,597 and $5,667,959, respectively.

Net investment income of the Company, consisting primarily of interest and dividends, is attributable to the following sources:

	2002	2001	2000
Fixed maturities	$14,285,049	$15,145,949	$15,180,008
Equity securities	804,087	546,243	635,049
Short-term investments	564,738	920,538	1,221,724
Other	29,249	255,250	255,250
Investment income	15,683,123	16,867,980	17,292,031
Investment expenses	1,101,871	982,436	897,284
Net investment income	$14,581,252	$15,885,544	$16,394,747

Gross realized gains and losses from investments and the change in the difference between fair value and cost of investments, before applicable income taxes, are as follows:

	2002	2001	2000
Gross realized gains:			
Fixed maturities	$ 128,714	$ 554,560	$ 237,748
Equity securities	911,994	323,451	1,813,242
	1,040,708	878,011	2,050,990
Gross realized losses:			
Fixed maturities	106,789	28,618	20,597
Equity securities	789,729	1,729,647	1,859,541
	896,518	1,758,265	1,880,138
Net realized gains (losses)	$ 144,190	$(880,254)	$ 170,852
Change in difference between fair value and cost of investments:			
Fixed maturities	$ 5,253,785	$ 3,498,259	$ 7,300,279
Equity securities	(637,585)	1,275,050	(603,930)
	$ 4,616,200	$ 4,773,309	$ 6,696,349

Income taxes (benefit) on realized investment gains (losses) were $49,565, $(299,286), and $58,090 for 2002, 2001 and 2000, respectively. Deferred income taxes applicable to net unrealized investment gains included in shareholders' equity were $2,572,901 and $1,474,242 at December 31, 2002 and 2001, respectively.

During 2002, 2001 and 2000, certain investments trading below cost had declined on an other-than-temporary basis. Losses of $378,672, $1,462,913 and $436,943 were included in net realized investment gains (losses) for these investments in 2002, 2001 and 2000, respectively.

The Company has no derivative instruments or hedging activities. On January 1, 2001, the Company transferred investments with an amortized cost of $51,640,154 and fair value of $52,444,675 from the held to maturity classification to the available for sale classification under the provisions of SFAS No. 133 and 138. The unrealized holding gain of $804,521 at January 1, 2001 was reported in other comprehensive income. The transfer had no impact on net income.

4—Deferred Policy Acquisition Costs

Changes in deferred policy acquisition costs are as follows:

	2002	2001	2000
Balance, January 1	$13,604,215	$12,284,214	$11,445,572
Acquisition costs deferred	30,435,855	28,514,001	26,157,642
Amortization charged to earnings	29,473,000	27,194,000	25,319,000
Balance, December 31	$14,567,070	$13,604,215	$12,284,214

5—Property and Equipment

Property and equipment at December 31, 2002 and 2001, consisted of the following:

	2002	2001	Estimated Useful Life
Cost—office equipment	$ 5,441,882	$ 5,012,290	5-15 years
automobiles	785,572	992,412	3 years
real estate	3,105,851	3,063,646	15-50 years
software	561,146	561,146	5 years
	9,894,451	9,629,494	
Accumulated depreciation	(5,464,057)	(5,060,842)	
	$ 4,430,394	$ 4,568,652	

Depreciation expense for 2002, 2001, and 2000 amounted to $690,263, $829,100 and $899,750, respectively.

6—Liability for Losses and Loss Expenses

Activity in the liability for losses and loss expenses is summarized as follows:

	2002	2001	2000
Balance at January 1	$179,839,905	$156,476,124	$144,180,006
Less reinsurance recoverable	65,295,790	53,766,710	44,945,908
Net balance at January 1	114,544,115	102,709,414	99,234,098
Incurred related to:			
Current year	122,433,653	110,142,467	103,671,401
Prior years	6,834,033	8,035,082	711,775
Total incurred	129,267,686	118,177,549	104,383,176
Paid related to:			
Current year	67,655,902	63,289,736	61,848,261
Prior years	46,869,466	43,053,112	39,059,599
Total paid	114,525,368	106,342,848	100,907,860
Net balance at December 31	129,286,433	114,544,115	102,709,414
Plus reinsurance recoverable	81,405,319	65,295,790	53,766,710
Balance at December 31	$210,691,752	$179,839,905	$156,476,124

The Company recognized an increase in the liability for losses and loss expenses of prior years of $6.8 million, $8.0 million and $0.7 million in 2002, 2001 and 2000, respectively. These developments are primarily attributable to variations from expected claim severity in the private passenger and commercial automobile liability, workers' compensation and commercial multiple peril lines of business.

7—Line of Credit

At December 31, 2002 and 2001, pursuant to a credit agreement dated December 29, 1995, and amended as of July 27, 1998, with Fleet National Bank, the Company had unsecured borrowings of $19.8 million and $27.6 million, respectively. Such borrowings were made in connection with the acquisitions of Delaware, Pioneer-Ohio, and Southern Heritage and various capital contributions to the subsidiaries. As of December 31, 2002, the Company may borrow up to $24 million at interest rates equal to the bank's then current prime rate or the then current London interbank Eurodollar bank rate plus 1.70%. At December 31, 2002, the interest rates were 3.45% on an outstanding Eurodollar rate balance of $4.8 million and 3.46% on another Eurodollar rate balance of $15 million. In addition, the Company pays a fee of 3/10 of 1% per annum on the average daily unused portion of the bank's commitment. On each July 27, the credit line is reduced by $8 million. Any outstanding loan in excess of the remaining credit line, after such reduction, is then payable.

8—Reinsurers

Unaffiliated Reinsurers

In addition to the primary reinsurance in place with the Mutual Company, the Insurance Subsidiaries have other reinsurance in place, principally with four unaffiliated reinsurers. The Company monitors the financial strength of its unaffiliated reinsurers, requiring that companies rated by A.M. Best Company maintain a rating of A- or higher and that foreign reinsurers not rated by A.M. Best Company maintain a level of financial strength equivalent to companies qualifying for an A.M. Best Company rating of A- or higher. The following amounts represent ceded reinsurance transactions with unaffiliated reinsurers during 2002, 2001 and 2000:

	2002	2001	2000
Premiums written	$10,772,473	$ 9,348,853	$ 8,241,416
Premiums earned	$10,776,702	$ 9,440,035	$ 8,026,478
Losses and loss expenses	$13.693,184	$ 6,907,947	$ 3,027,810
Prepaid reinsurance premiums	$ 1,336,674	$ 1,340,903	$ 1,376,043
Liability for losses and loss expenses	$20,745,639	$10,510,444	$ 9,832,743

Total Reinsurance

The following amounts represent the total of all ceded reinsurance transactions with both affiliated and unaffiliated reinsurers during 2002, 2001 and 2000:

	2002	2001	2000
Premiums earned	$ 58,817,518	$64,220,420	$54,981,016
Losses and loss expenses	$ 55,526,159	$50,095,424	$41,267,463
Prepaid reinsurance premiums	$ 27,853,996	$29,593,467	$24,712,384
Liability for losses and loss expenses	$ 81,405,319	$65,295,790	$53,766,710

The following amounts represent the effect of reinsurance on premiums written for 2002, 2001 and 2000:

	2002	2001	2000
Direct	$111,767,756	$110,298,533	$ 99,042,235
Assumed	139,814,138	135,830,624	119,217,433
Ceded	57,078,047	69,101,503	58,137,248
Net premiums written	$194,503,847	$177,027,654	$160,122,420

The following amounts represent the effect of reinsurance on premiums earned for 2002, 2001 and 2000:

	2002	2001	2000
Direct	$110,412,498	$105,214,059	$ 95,671,588
Assumed	134,246,213	126,776,215	110,955,627
Ceded	58,817,518	64,220,420	54,981,016
Net premiums earned	$185,841,193	$167,769,854	$151,646,199

9—Income Taxes

The provision for income tax consists of the following:

	2002	2001	2000
Current	$5,071,516	$2,634,231	$ 2,406,272
Deferred	(579,654)	(1,360,633)	499,976
Federal tax provision	$4,491,862	$1,273,598	$ 2,906,248

The effective tax rate is different than the amount computed at the statutory federal rate of 34% for 2002, 2001 and 2000. The reason for such difference and the related tax effect are as follows:

	2002	2001	2000
Income before income taxes	$16,494,584	$ 7,091,729	$11,743,028
Computed "expected" taxes at 34%	5,608,159	2,411,188	3,992,630
Tax-exempt interest	(1,304,197)	(1,399,238)	(1,347,959)
Dividends received deduction	(31,830)	(21,908)	(25,423)
Other, net	219,730	283,556	287,000
Federal income tax provision	$ 4,491,862	$ 1,273,598	$ 2,906,248

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001, are as follows:

	2002	2001
Deferred tax assets:		
Unearned premium	$ 6,438,461	$ 5,778,529
Loss reserves	5,786,195	5,433,005
Net operating loss carryforward - Southern Heritage	1,744,081	2,032,094
Other	1,133,488	1,013,899
Total	$15,102,225	$14,257,527
Deferred tax liabilities:		
Depreciation expense	$ 343,362	$ 379,594
Deferred policy acquisition costs	5,007,431	4,625,433
Salvage recoverable	222,824	303,528
Unrealized gain	2,572,901	1,474,242
Total	$ 8,146,518	$ 6,782,797
Net deferred tax assets	$ 6,955,707	$ 7,474,730

A valuation allowance is provided when it is more likely than not that some portion of the tax asset will not be realized. Management has determined that it is not required to establish a valuation allowance for any deferred tax asset at December 31, 2002, since it is more likely than not that the deferred tax assets will be realized through reversals of existing temporary differences, future taxable income, carryback to taxable income in prior years and the implementation of tax planning strategies.

At December 31, 2002, the Company has a net operating loss carryforward of $5,073,691, which is available to offset taxable income of the Company. Such net operating loss carryforward will expire beginning in 2009. Federal income tax laws limit the amount of net operating loss carryforward that the Company can use in any one year to approximately $1 million.

10—Stockholders' Equity

On April 19, 2001 the Company's stockholders approved an amendment to the Company's Certificate of Incorporation. Among other things, the amendment reclassified the Company's common stock as Class B common stock and effected a one-for-three reverse split of the Company's Class B common stock effective April 19, 2001. The amendment also authorized a new class of common stock with one-tenth of a vote per share designated as Class A common stock. The Company's Board also approved a dividend of two shares of Class A common stock for each share of Class B common stock, after the one-for-three reverse split, held of record at the close of business April 19, 2001. The effect of the reverse split and the stock dividend taken together is that the Company had the same total number of shares outstanding after the reverse split and the stock dividend as it did before the reverse split and the stock dividend. Therefore, there is no change in the historical earnings per share of the Class A common stock and the Class B common stock after the reverse split and the stock dividend compared to before the reverse split and the stock dividend.

Each share of Class A common stock outstanding at the time of the declaration of any dividend or other distribution payable in cash upon the shares of Class B common stock is entitled to a dividend or distribution payable at the same time and to stockholders of record on the same date in an amount at least 10% greater than any dividend declared upon each share of Class B common stock. In the event of a merger or consolidation of the Company with or into another entity, the holders of Class A common stock and the holders of Class B common stock are entitled to receive the same per share consideration in such merger or consolidation. In the event of any liquidation, dissolution or winding-up of the Company, any assets available to common stockholders will be distributed pro-rata to the holders of Class A and Class B common stock.

11—Stock Compensation Plans

Equity Incentive Plans

During 1996 the Company adopted an Equity Incentive Plan for key employees. During 2001 the Company adopted a nearly identical plan that made a total of 1,500,000 shares of Class A common stock available. Each plan provides for the granting of awards by the Board of Directors in the form of stock options, stock appreciation rights, restricted stock or any combination of the above. The plans provide that stock options may become exercisable up to 10 years from date of grant, with an option price not less than fair market value on date of grant. The stock appreciation rights permit surrender of the option and receipt of the excess of current market price over option price in cash. No stock appreciation rights have been issued.

During 1996 the Company adopted an Equity Incentive Plan For Directors. During 2001 the Company adopted a nearly identical plan that made 200,000 shares of Class A common stock available. Awards may be made in the form of stock options, and the plan additionally provides for the issuance of 175 shares of restricted stock to each director on the first business day of January in each year. As of December 31, 2002, the Company has 5,000 unexercised options under these plans. Additionally 2,100, 1,947 and 1,947 shares of restricted stock were issued on January 2, 2002, 2001 and 2000, respectively.

All options issued prior to 2001 were converted to options on Class A and Class B common stock as a result of the Company's recapitalization. No further shares are available for plans in effect prior to 2001.

Information regarding activity in the Company's stock option plans is presented below:

	Number of Options	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 1999	1,496,393	$13.50
Granted – 2000	59,500	8.05
Exercised – 2000	—	—
Forfeited – 2000	39,555	12.84
Outstanding at December 31, 2000	1,516,338	$13.19
Granted – 2001	459,000	13.93
Exercised – 2001	13,315	8.00
Forfeited – 2001	27,556	13.50
Outstanding at December 31, 2001	1,934,467	$13.27
Granted – 2002	10,000	14.00
Exercised – 2002	7,684	8.00
Forfeited – 2002	18,334	14.36
Expired – 2002	524,448	$13.50
Outstanding at December 31, 2002	1,394,001	$13.43
Exercisable at:		
December 31, 2000	1,190,004	$16.68
December 31, 2001	1,321,905	$13.89
December 31, 2002	1,085,000	$13.29

Options available for future grants at December 31, 2002 are 1,228,900.

The following table summarizes information about fixed stock options at December 31, 2002:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life	Number of Options Exercisable
$ 8.00	445,334	2.0 years	445,334
$ 9.00	9,500	3.5 years	5,499
$14.00	457,500	3.5 years	152,500
$18.00	481,667	0.25 years	481,667

Employee Stock Purchase Plans

During 1996 the Company adopted an Employee Stock Purchase Plan. During 2001, the Company adopted a nearly identical plan that made 300,000 shares of Class A common stock available for issuance.

The new plan extends over a 10-year period and provides for shares to be offered to all eligible employees at a purchase price equal to the lesser of 85% of the fair market value of the Company's common stock on the last day before the first day of the enrollment period (June 1 and December 1) of the plan or 85% of the fair market value of the Company's common stock on the last day of the subscription period (June 30 and December 31). A summary of plan activity follows:

	Shares Issued	
	Price	Shares
January 1, 2000	$ 5.41875	23,906
July 1, 2000	$ 4.88750	21,714
January 1, 2001	$ 5.95000	16,438
July 1, 2001	$ 8.71250	11,377
January 1, 2002	$ 8.84850	12,769
July 1, 2002	$ 8.77200	10,520

On January 1, 2003, the Company issued an additional 9,425 shares at a price of $9.13750 per share under this plan.

Agency Stock Purchase Plans

On December 31, 1996, the Company adopted an Agency Stock Purchase Plan. During 2001, the Company adopted a nearly identical plan that made 300,000 shares of Class A common stock available for issuance. The plan provides for agents of affiliated companies of DGI to invest up to $12,000 per subscription period (April 1 to September 30 and October 1 to March 31) under various methods. Stock is issued at the end of the subscription period at a price equal to 90% of the average market price during the last ten trading days of the subscription period. During 2002, 2001 and 2000, 16,310, 16,557, and 46,603 shares, respectively, were issued under this plan. Expense recognized under the plan was not material.

12—Statutory Net Income, Capital and Surplus and Dividend Restrictions

The following is selected information, as filed with insurance regulatory authorities, for the Insurance Subsidiaries as determined in accordance with accounting practices prescribed or permitted by such insurance regulatory authorities (restated for mergers):

	2002	2001	2000
Atlantic States			
Statutory capital and surplus	$95,405,603	$ 91,649,362	$ 94,431,695
Statutory unassigned surplus	$46,744,739	$ 42,988,498	$ 45,770,831
Statutory net income (loss)	$10,646,804	$ (676,125)	$ 7,958,124
Southern			
Statutory capital and surplus	$31,243,897	$ 30,730,757	$ 26,057,758
Statutory unassigned surplus	$ (6,373,688)	$ (6,886,828)	$ (11,559,827)
Statutory net income	$ 2,505,891	$ 5,180,964	$ 3,029,826

The Company's principal source of cash for payment of dividends are dividends from its Insurance Subsidiaries which are required by law to maintain certain minimum capital and surplus on a statutory basis and are subject to regulations under which payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. Atlantic States and Southern are also subject to Risk Based Capital (RBC) requirements which may further impact their ability to pay dividends. At December 31, 2002, the companies' statutory capital and surplus were substantially above the RBC requirements. Amounts available for distribution as dividends to DGI without prior approval of insurance regulatory authorities in 2003 are $10,646,804 from Atlantic States and $2,493,398 from Southern.

The National Association of Insurance Commissioners (NAIC) adopted the Codification of Statutory Accounting Principles with an effective date of January 1, 2001. The codified principles are intended to provide a basis of accounting recognized and adhered to in the absence of conflict with, or silence of, state statutes and regulations. The impact of the codified principles on the statutory capital and surplus of the Company's Insurance Subsidiaries as of January 1, 2001 was as follows: Atlantic States - $6,482,380 increase and Southern - $2,254,558 increase.

13—Reconciliation of Statutory Filings to Amounts Reported Herein

The Company's Insurance Subsidiaries are required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from financial statements prepared on the basis of generally accepted accounting principles.

Reconciliations of statutory net income and capital and surplus, as determined using statutory accounting principles, to the amounts included in the accompanying financial statements are as follows:

	Year Ended December 31,		
	2002	2001	2000
Statutory net income of Insurance Subsidiaries	$ 13,152,695	$4,504,839	$10,987,950
Increases (decreases):			
Deferred policy acquisition costs	962,855	1,320,001	838,642
Deferred federal income taxes	579,654	1,360,633	(499,976)
Salvage and subrogation recoverable	(863,313)	155,088	305,918
Consolidating eliminations and adjustments	(11,264,732)	(13,783,695)	(4,318,624)
Parent-only net income	9,435,563	12,261,265	1,522,870
Net income as reported herein	$ 12,002,722	$5,818,131	$ 8,836,780

	December 31,		
	2002	2001	2000
Statutory capital and surplus of Insurance Subsidiaries	$126,649,500	$122,380,119	$120,489,453
Increases (decreases):			
Deferred policy acquisition costs	14,567,070	13,604,215	12,284,214
Deferred federal income taxes	(3,499,656)	(820,313)	7,690,886
Salvage and subrogation recoverable	7,334,635	8,197,948	8,042,860
Statutory reserves	—	—	2,623,921
Non-admitted assets and other adjustments, net	735,946	334,092	911,370
Fixed maturities	7,517,290	3,793,048	493,055
Consolidating eliminations and adjustments	(40,891,418)	(39,693,089)	(40,973,097)
Parent-only equity	20,769,483	13,132,329	2,566,929
Stockholders' equity as reported herein	$133,182,850	$120,928,349	$114,129,591

14—Supplementary Information on Statement of Cash Flows

The following reflects income taxes and interest paid during 2002, 2001 and 2000:

	2002	2001	2000
Income taxes	$4,410,000	$2,666,887	$ 2,031,652
Interest	$1,047,237	$3,049,844	$ 2,731,048

15—Earnings Per Share

The following information illustrates the computation of net income, outstanding shares and earnings per share on both a basic and diluted basis for the years ending December 31, 2002, 2001 and 2000:

	Net Income	Weighted-Average Shares Outstanding	Earnings Per Share
2002:			
Basic	$12,002,722	9,085,914	$1.32
Effect of stock options	—	107,199	(.01)
Diluted	$12,002,722	9,193,113	$1.31
2001:			
Basic	$ 5,818,131	8,941,781	$ .65
Effect of stock options	—	136,669	(.01)
Diluted	$ 5,818,131	9,078,450	$ .64
2000:			
Basic	$ 8,836,780	8,715,899	$1.01
Effect of stock options	—	21,011	—
Diluted	$ 8,836,780	8,736,910	$1.01

The following options to purchase shares of common stock were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price:

	2002	2001	2000
Options excluded from diluted earnings per share	939,167	1,467,782	1,045,338

16—Condensed Financial Information of Parent Company

Condensed Balance Sheets

($ in thousands)

December 31,	2002	2001
Assets		
Investment in subsidiaries (equity method)	$156,684	$152,089
Cash	604	403
Property and equipment	1,640	1,623
Other	99	264
Total assets	$159,027	$154,379
Liabilities and Stockholders' Equity		
Liabilities		
Cash dividends declared to stockholders	$ 887	$ 870
Line of credit	19,800	27,600
Due to affiliate	4,441	4,441
Other	716	540
Total liabilities	25,844	33,451
Stockholders' equity	133,183	120,928
Total liabilities and stockholders' equity	$159,027	$154,379

Condensed Statements of Income

($ in thousands)

Year Ended December 31,	2002	2001	2000
Revenues			
Dividends-subsidiaries	$10,400	$14,419	$ 3,900
Other	797	824	866
Total revenues	11,197	15,243	4,766
Expenses			
Operating expenses	1,057	1,761	1,165
Interest	1,139	2,288	3,304
Total expenses	2,196	4,049	4,469
Income before income tax benefit and equity in undistributed net income of subsidiaries	9,001	11,194	297
Income tax benefit	(435)	(1,067)	(1,226)
Income before equity in undistributed net income (loss) of subsidiaries	9,436	12,261	1,523
Equity in undistributed net income (loss) of subsidiaries	2,567	(6,443)	7,314
Net income	$12,003	$5,818	$ 8,837

Condensed Statements of Cash Flows

($ in thousands)

Year Ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net income	$12,003	$ 5,818	$ 8,837
Adjustments:			
Equity in undistributed net loss (income) of subsidiaries	(2,567)	6,443	(7,314)
Other	788	252	1,123
Net adjustments	(1,779)	6,695	(6,191)
Net cash provided	10,224	12,513	2,646
Cash flows from investing activities:			
Net purchase of property and equipment	(480)	(122)	(262)
Investment in Donegal Financial Services Corp.	—	—	(3,042)
Other	38	38	38
Net cash used	(442)	(84)	(3,266)
Cash flows from financing activities:			
Cash dividends paid	(3,509)	(3,394)	(3,127)
Issuance of common stock	1,728	1,387	2,757
Line of credit, net	(7,800)	(12,400)	3,000
Net cash provided (used)	(9,581)	(14,407)	2,630
Net change in cash	201	(1,978)	2,010
Cash at beginning of year	403	2,381	371
Cash at end of year	$ 604	$ 403	$ 2,381

17—Segment Information

As an underwriter of property and casualty insurance, the Company has three reportable segments which consist of the investment function, the personal lines of insurance and the commercial lines of insurance. Using independent agents, the Company markets personal lines of insurance to individuals and commercial lines of insurance to small and medium-sized businesses.

The Company evaluates the performance of the personal lines and commercial lines primarily based upon underwriting results as determined under statutory accounting practices (SAP) for the total business of the Company.

Assets are not allocated to the personal and commercial lines and are reviewed in total by management for purposes of decision making. Donegal Group Inc. operates only in the United States and no single customer or agent provides 10 percent or more of revenues.

Financial data by segment is as follows:

	2002	2001	2000
		($ in thousands)	
Revenues:			
Premiums earned:			
Commercial lines	$ 66,003	$ 62,877	$ 54,581
Personal lines	119,838	104,893	97,065
Total premiums earned	185,841	167,770	151,646
Net investment income	14,581	15,886	16,395
Realized investment gains (losses)	144	(880)	171
Other	3,238	2,388	2,370
Total revenues	$203,804	$185,164	$170,582
Income before income taxes:			
Underwriting income (loss):			
Commercial lines	$ 6,326	$ (3,037)	$ 763
Personal lines	(5,056)	(5,090)	(4,649)
SAP underwriting income (loss)	1,270	(8,127)	(3,886)
GAAP adjustments	(558)	1,833	1,144
GAAP underwriting income (loss)	712	(6,294)	(2,742)
Net investment income	14,581	15,886	16,395
Realized investment gains (losses)	144	(880)	171
Other	1,058	(1,620)	(2,081)
Income before income taxes	$ 16,495	$ 7,092	$ 11,743

18—Guaranty Fund and Other Insurance-Related Assessments

The Company accrues for guaranty-fund and other insurance-related assessments in accordance with Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. The Company's liabilities for guaranty-fund and other insurance-related assessments were $2,970,182 and $3,605,090 at December 31, 2002 and 2001, respectively. These liabilities included $538,578 and $676,149 related to surcharges collected by the Company on behalf of regulatory authorities for 2002 and 2001, respectively.

19—Interim Financial Data (unaudited)

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net premiums earned	$45,452,260	$46,110,512	$46,792,748	$47,485,673
Total revenues	50,034,046	50,736,803	51,085,417	51,947,295
Net losses and loss expenses	31,297,569	32,136,019	32,423,893	33,410,205
Net income	2,180,716	3,178,834	3,015,676	3,627,496
Net income per common share				
Basic	.24	.35	.33	.40
Diluted	.24	.35	.33	.39

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net premiums earned	$40,040,902	$41,651,990	$42,598,703	$43,478,259
Total revenues	44,792,026	46,496,969	46,365,986	47,508,642
Net losses and loss expenses	26,158,684	27,931,189	30,026,448	34,061,228
Net income (loss)	2,954,595	2,697,269	1,023,422	(857,155)
Net income (loss) per common share				
Basic	.33	.30	.11	(.10)
Diluted	.33	.30	.11	(.10)

Independent Auditors' Report

The Stockholders and Board of Directors
Donegal Group Inc.

We have audited the accompanying consolidated balance sheets of Donegal Group Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Donegal Group Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Philadelphia, Pennsylvania
February 20, 2003

CORPORATE INFORMATION

ANNUAL MEETING
April 17, 2003 at the Company's headquarters at 10:00 a.m.

FORM 10-K
A copy of Donegal Group's Annual Report on Form 10-K will be furnished free upon written request to Ralph G. Spontak, Senior Vice President and Chief Financial Officer, at the corporate address.

MARKET INFORMATION
Donegal Group's Class A common stock and Class B common stock are traded on the Nasdaq National Market under the symbols "DGICA" and "DGICB." The Class A common stock and Class B common stock have traded on the Nasdaq National Market since April 20, 2001. All information given prior to that date relates to the Company's Common Stock, which previously traded on the Nasdaq National Market under the symbol "DGIC." The following table shows the dividends paid per share and the stock price range for each quarter during 2002 and 2001:

Quarter	High	Low	Cash Dividend Declared Per Share
2001 - Class A			
1st	12.750	8.688	—
2nd	14.500	10.000	.10
3rd	14.590	12.170	.10
4th	13.880	9.100	.20
2001 - Class B			
1st	12.750	8.688	—
2nd	12.500	8.750	.09
3rd	13.100	11.010	.09
4th	11.750	9.000	.18
2002 - Class A			
1st	10.770	8.750	—
2nd	12.250	9.050	.10
3rd	10.990	9.120	.10
4th	12.120	9.250	.20
2002 - Class B			
1st	12.800	8.780	—
2nd	11.000	9.750	.09
3rd	11.500	9.510	.09
4th	11.440	9.200	.18

CORPORATE OFFICES
1195 River Road
P.O. Box 302
Marietta, Pennsylvania 17547-0302
(717) 426-1931
E-mail Address: info@donegalgroup.com
Donegal Web Site: www.donegalgroup.com

TRANSFER AGENT
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 317-4445
Web Site: www.equiserve.com
Hearing Impaired: TDD: 201-222-4955

DIVIDEND REINVESTMENT PLAN
The Company offers a dividend reinvestment plan through its transfer agent.
For information contact:
Donegal Group Inc.
Dividend Reinvestment Plan
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500

STOCKHOLDERS
The following represent the number of common stockholders of record as of December 31, 2002:

Class A common stock	615
Class B common stock	514

BOARD OF DIRECTORS AND OFFICERS

DONEGAL GROUP INC.

Board of Directors

Donald H. Nikolaus	*President, Chief Executive Officer and a Director*
Philip H. Glatfelter, II	*Chairman of the Board and a Director*
Robert S. Bolinger	*Director*
Thomas J. Finley, Jr.	*Director*
Patricia A. Gilmartin	*Director*
C. Edwin Ireland	*Director*
John J. Lyons	*Director*
R. Richard Sherbahn	*Director*

Officers

Donald H. Nikolaus	*President and Chief Executive Officer*
Philip H. Glatfelter, II	*Chairman of the Board*
Ralph G. Spontak	*Senior Vice President, Chief Financial Officer, and Secretary*
Daniel J. Wagner	*Vice President and Treasurer*
Jeffrey D. Miller	*Vice President and Controller*

DONEGAL MUTUAL INSURANCE COMPANY

Board of Directors

Donald H. Nikolaus	*President, Chief Executive Officer and a Director*
Philip H. Glatfelter, II	*Chairman of the Board and a Director*
Frederick W. Dreher, III	*Director*
Patricia A. Gilmartin	*Director*
John E. Hiestand	*Director*
C. Edwin Ireland	*Director*
R. Richard Sherbahn	*Director*
William H. Shupert	*Senior Vice President of Underwriting and a Director*
Ralph G. Spontak	*Senior Vice President, Chief Financial Officer, Secretary and a Director*

Other Officers

Kevin G. Burke	*Vice President of Human Resources*
Kenneth L. Dull	*Vice President of Research and Development*
Charles M. Ferraro	*Vice President of Information Services*
Cyril J. Greenya	*Senior Vice President of Underwriting*
Jeffrey A. Jacobsen	*Vice President of Personal Lines Underwriting*
Perry S. Keith	*Vice President of Internal Audit*
Richard G. Kelley	*Vice President of Commercial Underwriting*
Steven P. Klipa	*Vice President of Casualty Claims*
David S. Krenkel	*Vice President of Marketing*
Jeffrey D. Miller	*Vice President and Controller*
David W. Plouse	*Vice President of Investments*
Robert G. Shenk	*Senior Vice President of Claims*
Daniel J. Wagner	*Vice President and Treasurer*
Janet L. Weisberg	*Vice President of Bodily Injury Claims*


DONEGAL
GROUP

1195 River Road, P.O. Box 302, Marietta, PA 17547-0302 · 717-426-1931 · www.donegalgroup.com